SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/08/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,081,446

8. SHARED VOTING POWER
906,312

9. SOLE DISPOSITIVE POWER

2,987,758
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,987,758

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.58%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Dreman/Claymore Dividend & Income Fund ("DCS" or the "Issuer"). The principal executive offices of DCS are located at

Dreman/Claymore Dividend & Income Fund
2455 Corporate West Drive
Lisle, IL 60532


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
An affiliated person of Bulldog Investors submitted a letter to the issuer proposing to terminate the investment management agreement between the issuer and Dreman Value Managemant, LLC. See Exhibit A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 01/09/09 there were 45,399,424 shares of common stock outstanding as of 10/31/2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,987,758 shares of DCS or 6.58% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of DCS were purchased:

Date:		Shares:		Price:
02/18/09	5,000		$1.5600
02/20/09	10,100		$1.3149
02/25/09	800		$1.2800
02/26/09	5,000		$1.3200
02/27/09	5,300		$1.3089
03/02/09	10,200		$1.1882
03/03/09	30,000		$1.1583
03/04/09	700		$1.1400
03/05/09	20,000		$1.0450
03/06/09	60,600		$0.9965
03/09/09	19,700		$0.9898
03/11/09	13,500		$1.0942
03/11/09	9,000		$1.0900
03/12/09	200		$1.1500
03/13/09	5,400		$1.1700
03/16/09	15,000		$1.2167
03/17/09	9,400		$1.2300
03/17/09	100		$1.2400
03/18/09	10,000		$1.3088
03/19/09	100,000		$1.3500
03/20/09	816,664		$1.3500
03/20/09	35,000		$1.3400
03/20/09	10,000		$1.3200
03/20/09	20,000		$1.3100
03/23/09	50,000		$1.4252
03/24/09	14,889		$1.4603
03/25/09	37,600		$1.4993
03/25/09	40,000		$1.5400
03/25/09	10,000		$1.5300
03/26/09	31,800		$1.5742
03/26/09	6,400		$1.5700
03/27/09	42,300		$1.5233
03/30/09	13,706		$1.4127
03/31/09	50,000		$1.4655
04/01/09	22,671		$1.4836
04/02/09	22,995		$1.5772
04/02/09	20,000		$1.5800
04/02/09	500		$1.5700
04/03/09	86,000		$1.5957
04/06/09	64,900		$1.5727
04/07/09	108,600		$1.5460
04/08/09	94,797		$1.5626
04/09/09	50,000		$1.6668
04/13/09	110,582		$1.7244
04/14/09	115,232		$1.7430
04/15/09	100,000		$1.7508
04/16/09	124,300		$1.8083
04/17/09	171,300		$1.8668
04/17/09	3,300		$1.8400
04/17/09	1,000		$1.8390
04/17/09	600		$1.8100







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/20/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A

Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570,
914-747-5262 // pgoldstein@bulldoginvestors.com

March 16, 2009

Kevin Robinson
Senior Managing Director, General Counsel and Corporate Secretary
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Dear Mr. Robinson:
The board of trustees of the DWS Dreman High Return Fund recently terminated an investment management agreement with Dreman Value Management. I am the beneficial owner of shares in the Dreman/Claymore Dividend & Income Fund with a value in excess of $2,000.00. I have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders. Pursuant to rule 14a-8 of the Securities Exchange Act of 1934 I am proposing that shareholders of Dreman/Claymore Dividend & Income Fund also terminate its investment advisory agreement with Dreman Value Management. The proposal and a supporting statement for inclusion in managements proxy materials for the next meeting of stockholders are presented below.

********

RESOLVED: The investment management agreement between Dreman/Claymore Dividend & Income Fund and Dreman Value Management, LLC shall be terminated.

SUPPORTING STATEMENT

On September 24, 2007 I made one of the worst investment decisions of my life. On that day, I purchased 3,000 shares of Dreman/Claymore Dividend & Income Fund
(DCS) at $19.90 per share for a total of $59,700.Given David Dremans prominence as a columnist for Forbes and his reputation as an accomplished value investor, I thought I was in good hands. I was wrong.

By March 16, 2009, my investment had declined to $3,630, a loss (excluding dividends) of 94% in less than 18 months. Admittedly, market conditions have not been ideal recently but who would ever expect to incur losses of that magnitude? At its peak,the net asset value of DCS common shares was more than $1.1 billion. By early March 2009 the NAV had fallen to $63 million. Thus, Mr. Dreman ' s management generated a peak-to-trough loss of more than $1 billion -- in less than 18 months!

How is it possible for a value oriented closed-end mutual fund to lose so much money so quickly? The answer is a fatal combination of horrendous stock picking and excessive leverage. Back in October 2007, Mr. Dreman was heavily invested in financial companies like Washington Mutual because he felt it is likely the stock will begin to recover in advance of earnings improvement. Other big mistakes were Wachovia and Bank of America, which he said were strong companies that have the ability to recover from industry-wide mortgage problems. Finally, Mr. Dreman invested almost 13% of DCS assets in Fannie Mae in the erroneous belief that its mortgage losses . . . are likely to be much lower than those incurred by commercial and retail banks.

These terrible stock picks were leveraged through the issuance of $425 million in auction rate preferred shares. When DCSs NAV began to fall precipitously, it had to redeem a significant percentage of the preferred shares. That, in turn, led to forced selling into an illiquid market and the Fund went into what was effectively a death spiral.

I wrote to Mr. Dreman to see if he had an explanation for his poor performance but he did not respond. Perhaps he has no remorse about losing $1 billion of our money. I have concluded that shareholders of DCS, given its tiny size, are unlikely to recoup much of their losses as long as Mr. Dreman is managing the Fund.

In my opinion, DCS is effectively a zombie fund. I dont know why the board of directors has not yet fired Mr. Dreman. Perhaps they are shell shocked.
In any event, shareholders can vote to terminate his advisory agreement. Otherwise, the NAV could eventually go below zero because DCS is still leveraged. The choice is clear. It is time for Mr. Dreman to go!

Very truly yours,

Phillip Goldstein
Principal